SIDLEY AUSTIN LLP 1501 K STREET, N.W. WASHINGTON, D.C. 20005 +1 202 736 8000 +1 202 736 8711 FAX AMERICA • ASIA PACIFIC • EUROPE	+1 202 736 8387 SBARROS@SIDLEY.COM

February 16, 2024

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549
Attn:        Jennifer Gowetski
     Andrew Mew

Re:        Zai Lab, Ltd.
        Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2022
        Response dated January 5, 2024
        File No. 001-38205

Ladies and Gentlemen:
On behalf of our client, Zai Lab, Limited, an exempted company incorporated in the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comment contained in the Staff’s letter dated January 16, 2024 on the Company’s Amendment No. 1 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and the Company’s response dated January 5, 2024. To assist your review, the Staff’s comment is repeated in italics and is followed by the Company’s response.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2022

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 3

1.Your response to prior comment 2 indicates that you relied upon information provided in response to the D&O Questionnaires and that you are not aware of any current members of your board who are officials of the Chinese Communist Party.  Although your response indicates that you did not consider affiliations that predated your board members’ tenure on your board, we note your disclosure that there are no officials of the Chinese Communist Party who are members of your board.

•Please tell us in more detail how you considered the profile of Mr. Kai-Xian Chen. In particular, we note he is a Member of the Chief Specialists Board and Deputy Chief Technical Officer of the major science and technology projects “innovative drugs and modernization of traditional Chinese medicine” and “Innovative Drug Research & Development,” where he participated in the organization and promotion of new drug research and development for China’s 10th - 13th Five Year Plans. We further note Mr. Chen was a Principal Scientist

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for two National Basic Research Programs by the Ministry of Science and Technology as well as a Member of the National Committee of the Chinese People’s Political Consultative Conference.  Please describe his various roles and provide us with your analysis of whether any of those roles at any point in time made him a CCP official.
•Please also tell us how you considered whether Mr. Chen has any current or prior memberships on, or affiliations with, committees of the Chinese Communist Party that are not addressed in his biography on page 11 of your proxy statement.
•Please tell us whether Mr. Chen is a member of the Chinese Communist Party.
Response to Comment 1:
Consideration of Professor Chen’s profile and his various roles in our analysis as to whether these roles made him a CCP official
The Company’s practice with respect to verifying the profile of all directors is to have such individuals submit completed D&O Questionnaires to the Company along with a certification as to the truthfulness and accuracy of their responses to the D&O Questionnaire. The Company followed this practice to verify Professor Kai Xian Chen’s profile. In his response to the D&O Questionnaire, Professor Chen confirmed to the Company that he is not an official of the Chinese Communist Party (the “CCP”).
Following receipt of the Staff’s January 16 letter, the Company and its external legal counsel met with Professor Chen to discuss his previous and current roles and affiliations. Professor Chen’s certification in his response to our D&O Questionnaire that he is not an official of the CCP was confirmed in our subsequent discussion with him following receipt of the Staff’s January 16 letter. The Company also conducted an independent search of available media relating to Professor Chen’s biography. Based on these actions, the Company has confirmed that Professor Chen is not an official of the CCP nor has he been a CCP official during his tenure with the Company’s Board of Directors (the “Board”).
The Company notes that the term “CCP official” is not defined under the laws, rules, or regulations of the People’s Republic of China (“China”). The term “CCP official” is also not defined under the Holding Foreign Company’s Accountable Act (the “HFCAA”) and related SEC rules. In determining that Professor Chen is not a CCP official, the Company considered references to the term in the HFCAA and related SEC rules, as well as definitions of the term used by third-party sources, institutions of the Chinese government, and guidance from our local counsel in China, the Zhonglun Law Firm. While Professor Chen has held various prominent research and academic positions, those positions have been only as a scientific advisor. At no time has Professor Chen held any positions with the government of China with decision-making authority within the CCP. In addition, Professor Chen confirmed to us that he has never been an official of the CCP.

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Below is certain additional information considered by the Company in relation to positions highlighted in the Staff’s January 16 letter and otherwise held by Professor Chen and referenced in his biography as provided on page 11 of the proxy statement:
•Professor Chen has held and continues to hold research positions within project-based advisory initiatives of various organizations relating to the Chinese bio-pharmaceutical industry:
◦As noted in the Staff’s January 16 letter, Professor Chen assisted in administering the major science and technology projects “innovative drugs and modernization of traditional Chinese medicine” and “Innovative Drug Research & Development” since 2001, including by participating in the organization and promotion of new drug research and development for China’s 10th - 13th Five Year Plans. None of these are official positions within the CCP, government authorities, state-owned enterprises, or other public institutions within China.
◦Prior to joining the Company’s Board of Directors, Professor Chen held roles as a Principal Scientist for two National Basic Research Programs administered by the Ministry of Science and Technology from 1998 to 2009. Professor Chen was the President of the Shanghai Association for Science and Technology, an academic organization whose primary purpose is to promote collaboration and exchange between scientists and which occasionally provides advice with respect to local level government initiatives in the science and technology industry, from 2011 to 2018.
◦Prior to serving on the Company’s Board, Professor Chen was a member of the National Committee of the Chinese People’s Political Consultative Conference (the “Consultative Conference”) from 2007 to 2017. Professor Chen served as a member of the group focused on the science and technology industry, and was one of approximately 2,000 members, of the Consultative Conference, which was an advisory body formed for the purpose of proposing reforms. In this role, Professor Chen provided proposals relating to pharmaceutical drug research and development in China, such as proposals for reforms in the regulatory approval processes in the Chinese biopharmaceutical industry. Professor Chen ceased to be a member of the Consultative Conference in 2017.
•Similarly, before joining the Company’s Board, Professor Chen held positions within academia. Professor Chen was the President of Shanghai University of Traditional Chinese Medicine (“SUTCM”), a public university, from 2005 to 2014. Professor Chen was Deputy Director General and ultimately the Director General of the Shanghai Institute of Materia Medica, Chinese Academy of Sciences (“SIMM”), an academic and research organization focused on the research and development of new and generic pharmaceutical products. He held these roles between 1993 to 2004. Professor Chen is currently a professor at SIMM. SUTCM and SIMM are well-known educational and research institutions. Similar to many of the leading public universities and research-oriented institutions in the United States, neither SUTCM nor SIMM have policy-making authority, and neither are considered to be government agencies of China.

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Committee memberships or affiliations
The Company has not identified any current or prior memberships or affiliations for Professor Chen beyond those disclosed in his biography on page 11 of our proxy statement that should be considered in connection with its analysis of whether Professor Chen is an official of the CCP. During the meeting between the Company, its external counsel, and Professor Chen, external counsel specifically asked Professor Chen whether he holds any current or prior memberships or affiliations that are not addressed in his biography on page 11 of our proxy statement that should be considered as part of its analysis of whether Professor Chen is an official of the CCP. Professor Chen confirmed that he does not hold and has not held any such committee memberships or affiliations.
Membership with the Chinese Communist Party
Professor Chen is a member of the CCP. Third-party sources estimate that the CCP has approximately 97 million adult members, and another 184 million people under the age of 18 belong to the CCP’s Young Pioneers and Youth League. As these statistics reveal, membership with the CCP is not uncommon in China, and such membership does not cause Professor Chen to be an official of the CCP.
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Our additional diligence further confirms the appropriateness of our reliance on Professor Chen’s certification in his D&O questionnaire response that he is not an official of the CCP and supports our disclosure that there are no officials of the Chinese Communist Party who are members of our Board. We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions about this letter or require any further information, please call Sara von Althann of Sidley Austin LLP at (202) 736-8715 or Sonia Barros of Sidley Austin LLP at (202) 736-8387.

Sincerely,

/s/ Sonia Barros
Sonia Barros

cc:     Yajing Chen
F. Ty Edmondson
    Bruce Blefeld
    Aslynn Hogue